UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): June 27, 2006

PARKWAY PROPERTIES, INC.
(Exact Name of Registrant as Specified in its Charter)

Maryland	1-11533	74-2123597
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Jackson Place, Suite 1000, 188 East Capitol Street, Jackson, MS 39201
(Address of Principal Executive Offices, including zip code)

(601) 948-4091
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.02. Entry into a Material Definitive Agreement

On June 27, 2006, the Compensation Committee of the Board of Directors of the Company awarded a total of 67,500 shares of restricted stock to the officers of the Company to be effective July 1, 2006, including the following awards to the Chief Executive Officer and Executive Vice Presidents of the Company:

Officer	Total Restricted Stock Granted	Performance-Based Awards	Time-Based Awards
Steven G. Rogers .... President and Chief Executive Officer	12,500	6,250	6,250
William R. Flatt .... Executive Vice President, Chief Financial Officer and Secretary	6,250	3,125	3,125
James M. Ingram................................. Executive Vice President and Chief Investment Officer	6,250	3,125	3,125
Thomas C. Maloney............................ Executive Vice President and Chief Operating Officer	6,250	3,125	3,125
G. Mitch Mattingly .... Executive Vice President and Senior Asset Manager	5,000	2,500	2,500

The total restricted stock awarded to each officer will be allocated 50% as a time-based award and 50% as a performance-based award. The time-based awards will vest July 1, 2010 and the performance-based awards will vest on January 10, 2009, assuming certain performance targets are met. The Committee has determined that the performance target for the performance-based awards should be based on the Company's cumulative adjusted funds available for distribution as previously disclosed in connection with the adoption of the Company's GEAR UP plan.

Each award will be made in accordance with the terms of the Company's 2003 Equity Incentive Plan (the "Incentive Plan") and will be governed by restricted stock agreements. The Company's stockholders approved the Incentive Plan at the Company's 2003 Annual Meeting of Stockholders. The Incentive Plan was filed with the SEC on April 1, 2003 as part of the Company's definitive proxy statement. The Form of Restricted Stock Award Agreements for the performance-based awards and time-based awards are attached hereto as Exhibit 10.1 and 10.2 and are incorporated by reference.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits:

  10.1*   Form of Incentive Restricted Share Agreement for Performance-Based Awards
  10.2*   Form of Incentive Restricted Share Agreement for Time-Based Awards

* Identifies a compensatory plan required to be filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2006

PARKWAY PROPERTIES, INC.

By: /s/William R. Flatt_____
         William R. Flatt
         Chief Financial Officer